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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2005

                         COMMISSION FILE NUMBER 1-13230

                   CHINA EASTERN AIRLINES CORPORATION LIMITED
                 (Translation of registrant's name into English)

                               2550 HONG QIAO ROAD
                         HONG QIAO INTERNATIONAL AIRPORT
                             SHANGHAI, CHINA 200335
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X   Form 40-F
                                   -----           -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____)

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____)

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes       No   X
                                   -----    -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___________________.)

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                                    EXHIBITS

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Exhibit Number                                                              Page
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
1.1   Notice of Extraordinary General Meeting, dated September 19, 2005

1.2   Circular, dated September 19, 2005
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     CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     This document contains certain forward-looking information about China Eastern Airlines Corporation Limited (the "Company") that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995 and any other similar laws that may apply. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by the Company; changes in regulatory policies (including those relating to airfare pricing) of the Civil Aviation Administration of China; the effects of competition on the demand for and the price of the Company's services; changes in global economic conditions, including the economic development and conditions of countries served by flights of the Company; changes to the economic or political condition of China; the cost and availability of aviation fuel; fluctuations in interests rates between the Renminbi or the Hong Kong dollar, on the one hand, and the United States dollar or the Japanese Yen, on the other hand; the Company's ability to obtain adequate financing on commercially acceptable terms; a downgrade in the Company's financial strength ratings; significant acquisitions or divestitures by major competitors and future terrorist activities. Readers are cautioned not to place undue reliance on these forward-looking statements because they speak only as of the date on which they were made. The Company does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date of these forward-looking statements or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in the Company's various SEC reports, including, but not limited to, its Annual Report on Form 20-F for the year ended December 31, 2004.


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                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CHINA EASTERN AIRLINES CORPORATION
                                        LIMITED


Date: September 19, 2005                By: /s/ Li Fenghua
                                            ------------------------------------
                                        Name: Li Fenghua
                                        Title: Chairman of the Board of
                                               Directors


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